SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.      )*

i2 Technologies, Inc.
(Name of Issuer)

Common Stock, $0.00025 Par Value
(Title of Class of Securities)

465754109
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 2975
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ X ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 32,290,000, which constitutes approximately 7.4% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 434,614,919 shares outstanding.

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1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  32,290,000 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  32,290,000 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           32,290,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 7.4%

14.     Type of Reporting Person: PN
--------------
(1)    The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.


Item 1.   SECURITY AND ISSUER.

This statement relates to the Common Stock, $0.00025 par value (the "Common Stock") of i2 Technologies, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at One i2 Place, 11701 Luna Road, Dallas, Texas 75234.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby files this Schedule 13D Statement on behalf of Amalgamated Gadget, L.P., a Texas limited partnership ("Amalgamated"), the "Reporting Person." Additionally, information is included herein with respect to the following persons (collectively, the "Controlling Persons"):  Scepter Holdings, Inc., a Texas corporation ("Scepter"), and Geoffrey Raynor ("Raynor").  The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."  The Item 2 Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Item 2 Persons that such a group exists.

(b)-(c)

Reporting Person

Amalgamated is a Texas limited partnership, the principal business of which is providing investment consulting services to third parties.  The principal address of Amalgamated, which also serves as its principal office, is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

Controlling Persons

Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below.  The principal address of each Controlling Person, which also serves as its principal office, is City Center Tower II, 301 Commerce Street, Suite 2975, Fort Worth, Texas 76102.

Scepter is a Texas corporation, the principal business of which is serving as the general partner of Amalgamated and activities related thereto.  Raynor is the sole shareholder, the director and the President of Scepter.

Raynor's principal occupation or employment is serving as the President of Scepter.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Amalgamated	Other	Not Applicable (1)

(1)  Amalgamated has not expended any of its funds for purchases of the Common Stock reported herein.  Amalgamated, however, expended $36,083,869.49 of the funds of R2 to purchase the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

As previously announced by the Issuer and as discussed more fully below in Item 6, on April 27, 2004 the Reporting Person entered into an agreement with the Issuer pursuant to which it intends to purchase 100,000 shares of the Issuer's 2.5% Series B Convertible Preferred Stock for an aggregate purchase price of $100,000,000.  As part of this agreement, the Reporting Person (on behalf of R2) will have the right to nominate two persons for election to the Issuer's board of directors.

Except as specified above, the Reporting Person acquired and continues to hold the shares reported herein for investment purposes.  Depending on market conditions and other factors that the Reporting Person may deem material to its investment decisions, the Reporting Person may sell all or a portion of the shares on the open market or in a private transaction.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,290,000 shares of the Common Stock, which constitutes approximately 7.4% of the outstanding shares of the Common Stock.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,290,000 shares of the Common Stock, which constitutes approximately 7.4% of the outstanding shares of the Common Stock.

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 32,290,000 shares of the Common Stock, which constitutes approximately 7.4% of the outstanding shares of the Common Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 32,290,000 shares of the Common Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,290,000 shares of the Common Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 32,290,000 shares of the Common Stock.

(c)  During the last 60 days, the Reporting Person has purchased (P) and sold (S) shares of the Common Stock in open market transactions over the counter as follows:

DATE	NUMBER OF SHARES PURCHASED OR SOLD	PRICE PER SHARE

02/27/04	576,000 (P)	$ 1.29
02/27/04	49,000 (P)	$ 1.29
03/01/04	1,065,000 (P)	$ 1.23
03/02/04	1,005,320 (P)	$ 1.19
03/10/04	145,000 (P)	$ 1.20
03/10/04	25,680 (P)	$ 1.20
03/11/04	25,000 (P)	$ 1.18
03/11/04	145,000 (P)	$ 1.19
03/15/04	14,000 (P)	$ 1.20
03/16/04	165,000 (P)	$ 1.18
03/16/04	100,000 (P)	$ 1.18
03/17/04	100,000 (P)	$ 1.20
03/17/04	55,400 (P)	$ 1.20
03/17/04	79,600 (P)	$ 1.20
03/22/04	350,000 (P)	$ 1.06
03/22/04	73,300 (P)	$ 1.05
03/23/04	84,000 (P)	$ 1.12
03/24/04	76,000 (P)	$ 1.12
03/25/04	65,000 (P)	$ 1.13
03/26/04	50,000 (P)	$ 1.13
03/29/04	575,000 (P)	$ 1.14
03/30/04	381,000 (P)	$ 1.14
03/31/04	208,000 (P)	$ 1.17
04/01/04	212,000 (P)	$ 1.19
04/02/04	200,000 (P)	$ 1.25
04/02/04	900,000 (P)	$ 1.24
04/05/04	125,700 (P)	$ 1.30
04/08/04	42,000 (P)	$ 1.19
04/12/04	550,000 (P)	$ 1.19
04/13/04	725,000 (P)	$ 1.20
04/14/04	683,000 (P)	$ 1.19
04/15/04	190,000 (P)	$ 1.14
04/15/04	100,000 (P)	$ 1.15

Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Common Stock during the past 60 days.

The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)  Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
             RESPECT TO SECURITIES OF THE ISSUER.

On April 27, 2004, the Reporting Person, for and on behalf of R2, entered into a Preferred Stock Purchase Agreement with the Issuer (the "Purchase Agreement") pursuant to which the Reporting Person has agreed, subject to the terms and conditions of the Purchase Agreement, to purchase 100,000 shares of the Issuer's 2.5% Series B Convertible Preferred Stock (the "Preferred Stock") for an aggregate purchase price of $100,000,000.  Pursuant to the Purchase Agreement, the Issuer has agreed to expand its current board of directors to seven members, of which two will be named by the Reporting Person on behalf of R2.  The Preferred Stock bears an annual 2.5% dividend, payable semiannually in cash or kind, at the Issuer's discretion. The Preferred Stock is convertible at any time into Common Stock at a conversion price of $.926 per share of Common Stock.  If the Common Stock is trading at the equivalent of more than $2.50 per share any time after the second anniversary of the date of investment, the Issuer can mandate conversion.  The Preferred Stock is also mandatorily convertible into Common Stock after ten years.  In addition, after four years, the Issuer can force redemption at 104% of the liquidation value of the Preferred Stock.  The closing of the Preferred Stock purchase is subject to the parties' entering into a Registration Rights Agreement (the "Registration Rights Agreement") in the form attached to the Purchase Agreement pursuant to which the Issuer will be obligated to file with the Securities and Exchange Commission and have declared effective a resale shelf registration statement registering all the Reporting Person's shares of Common Stock (including the shares obtainable upon conversion of the Preferred Stock) by the first anniversary of the purchase.  The closing of the purchase is also subject to additional customary terms and conditions, including the expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  The further terms of the Preferred Stock purchase are specified in the Purchase Agreement, the Form of Certificate of Designation for the Preferred Stock and the Form of Registration Rights Agreement filed as Exhibits 99.1, 99.2 and 99.3 hereto, which are hereby incorporated herein by this reference.

Upon the closing of the Preferred Stock purchase, the Reporting Person would own, on an as-converted basis, approximately 26% of the Issuer's outstanding Common Stock, assuming conversion of all the Preferred Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 -- Preferred Stock Purchase Agreement is hereby incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K dated May 4, 2004.

Exhibit 99.2 -- Form of Certificate of Designation of 2.5% Series B Convertible Preferred Stock is hereby incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K dated May 4, 2004.

Exhibit 99.3 -- Form of Registration Rights Agreement is hereby incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated May 4, 2004.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: May 5, 2004

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

                                            EXHIBIT INDEX

EXHIBIT              DESCRIPTION

Exhibit 99.1 -- Preferred Stock Purchase Agreement (incorporated herein by reference to Exhibit 4.1 to the Company's Form 8-K dated May 4, 2004).

Exhibit 99.2 -- Form of Certificate of Designation of 2.5% Series B Convertible Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K dated May 4, 2004).

Exhibit 99.3 -- Form of Registration Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K dated May 4, 2004).